UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Appoints Azorra Aviation to Remarket E-Jet Fleet

São Paulo, September 24, 2018 – Azul S.A., "Azul" (B3: AZUL4, NYSE: AZUL) announced today that it has engaged Azorra Aviation LLC (“Azorra”) to remarket its entire Embraer E190/E195 fleet. Azorra’s team has a wealth of experience in marketing, sales and leasing of E-Jets and a proven track-record of supporting Azul. With this partnership, Azul expects to accelerate the transition of its current E1 fleet to Embraer’s next generation E195-E2s, contributing to a significant reduction in operating costs.

“This advances our initiative to aggressively drive down unit costs, expand margins and transform our fleet to the newest, most fuel efficient and modern fleet in the industry” says John Rodgerson, CEO of Azul. “We’ve worked with John Evans and several key members of his current Azorra team on numerous prior E-Jet projects – from leases of our earliest aircraft to the sale of older E-Jets. Azorra is well-positioned and uniquely qualified to help us meet our current E-Jet fleet transitioning objectives.”

“We appreciate the confidence in our team that Azul has demonstrated with this appointment” said John Evans, Azorra’s CEO. “We plan to work closely with Azul’s fleet planning team and with their lessor partners to bring value to Azul’s fleet transition process. By leveraging on the relationships we have built over the years and our extensive E-Jet specific experience, including marketing, sales, leasing, subleasing, deliveries, and lease returns, we will achieve the best possible outcome for Azul and its partners.”

About Azul
Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 780 daily flights to 107 destinations. With an operating fleet of 121 aircraft and more than 10,000 crewmembers, the company has a network of 217 non-stop routes as of June 30, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

About Azorra Aviation LLC
Azorra Aviation LLC is headquartered at Fort Lauderdale International Airport (FLL) and is led by John Evans, whose more than 30 years in commercial aircraft leasing includes the prior start-up, development and sale of two successful aircraft leasing companies – Indigo Aviation & Jetscape. Azorra’s relationship driven business model is rooted in helping airlines, OEMs, and lessors facilitate smooth transitions from current and older generation regional jets, to newer technology replacements. Azorra’s entrepreneurial executive leadership team is comprised of highly esteemed professionals who bring a wealth of experience and core competencies in aircraft leasing, airline operations, aviation finance, private equity, M&A, banking, consulting, aviation law, contracts, aircraft maintenance and technical management.

Contact
Investor Relations
Tel: +55 11 4831 2880
invest@voeazul.com.br

Media Relations
Tel: +55 11 4831 1245
imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 23, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer